Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
October 17, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Paul Fischer

Re:	Maxcom Telecommunications, Inc.
Registration Statement on Form F-1
Registration File No. 333-144771
Dear Mr. Fischer:
     In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Maxcom Telecommunications, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 1:00 p.m. (Washington, D.C. time) on October 18, 2007, or as soon thereafter as practicable.
     Pursuant to Rule 460 under the Act, please be advised that between October 2, 2007 and October 16, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated October 2, 2007 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	2,500
Dealers	0
Institutions	1,184
Others	125
Total	3,809
     In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Morgan Stanley & Co. Incorporated
By:	/s/ Carl D. Levin
	Name:	Carl D. Levin
	Title:	Vice President